:--------------------------:
                                                   :        OMB APPROVAL      :
                                                   :--------------------------:
                                                   :OMB Number:      3235-0145:
                                                   :Expires:   August 31, 1999:
       SECURITIES AND EXCHANGE COMMISSION          :Estimated average burden  :
            WASHINGTON, D.C. 20549                 :hours per form ..... 14.90:
                                                   :--------------------------:


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         STARWOOD HOTELS & RESORTS TRUST
                    STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

            Shares of Beneficial Interest, Par Value $0.01 Per Share
                Share of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   855905 20 4
             -------------------------------------------------------
                                 (CUSIP Number)

                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                    85 Broad Street, New York, New York 10004
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 23, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 2 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 WHWE L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          2,320,215
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   2,320,215
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,320,215
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 3 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Whitehall Street Real Estate Limited Partnership V
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          2,320,215
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   2,320,215
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,320,215
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 4 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 WH Advisors, L.P. V
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          2,320,215
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   2,320,215
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,230,215
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      1.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 5 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS Capital Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          1,862,226
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   1,862,226
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,862,226
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 Less than 1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 6 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            GS Advisors, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          1,862,226
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                10   SHARED DISPOSITIVE POWER
                                   1,862,226
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,862,226
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 Less than 1.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 7 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          4,952,768
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   4,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                       HC/PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 855905 20 4                                        PAGE 8 OF 18 PAGES
---------------------                                        ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                 Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

                                       AF; OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                            -0-
 BENEFICIALLY
   OWNED BY       8   SHARED VOTING POWER
     EACH                          4,952,768
  REPORTING
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                             -0-

                 10   SHARED DISPOSITIVE POWER
                                   4,952,768
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   4,952,768
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      2.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                    PN/BD/IA
--------------------------------------------------------------------------------

CUSIP No. 855905 20 4                                        PAGE 9 OF 18 PAGES


         WHWE L.L.C. ("WHWE"), Whitehall Street Real Estate Limited Partnership V ("Whitehall"), WH Advisors, L.P. V ("WH Advisors, L.P."), GS Capital Partners, L.P. ("GS Capital Partners"), GS Advisors, L.P. ("GS Advisors, LP"), Goldman, Sachs & Co. ("GS&Co.") and The Goldman Sachs Group, L.P. ("GS Group", and, together with WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., and GS&Co., the "Reporting Persons")* hereby amend the report on
Schedule 13D, dated January 12, 1998 (the "Schedule 13D"), filed by the Reporting Persons in respect of the shares of Beneficial Interest, par value $.01 per share (the "Trust Shares"), of Starwood Hotels & Resorts Trust, a Maryland real estate investment trust ("Starwood Trust"), and the shares of Common Stock, par value $.01 per share (the "Corporation Shares", and together with the Trust Shares, the "Paired Shares"), of Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation ("Starwood Corporation", and together with Starwood Trust, "Starwood"). Capitalized terms used but not defined herein shall have the meaning attributed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 of the Schedule 13D is amended as follows:

         As of February 23, 1998, GS&Co. and GS Group may be deemed to own beneficially 560,616 Paired Shares held in client accounts with respect to which GS&Co. or employees of


--------
* Neither the present filing nor anything contained herein shall be construed as an admission that WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., GS&Co. or GS Group constitute a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that WHWE, Whitehall, WH Advisors, L.P., GS Capital Partners, GS Advisors, L.P., GS&Co. or GS Group constitute a "group" for any purpose.

CUSIP No. 855905 20 4                                        PAGE 10 OF 18 PAGES


GS&Co. have voting or investment discretion, or both ("Managed Accounts"). Of these 560,616 Paired Shares, 526,718 were purchased by GS&Co. in the ordinary course of its business on behalf of the Managed Accounts and 33,898 were received as a result of the conversion of shares of ITT (as defined below) held in Managed Accounts prior to the Merger (as defined below) into Paired Shares pursuant to the Merger. All purchases of Paired Shares made by GS&Co. on behalf of the Managed Accounts that were effected since January 2, 1998, the date of the filing of the Schedule 13D, are set forth on Schedule A hereto and were effected through The New York Stock Exchange or The Chicago Board of Options Exchange. The aggregate consideration for the purchases listed on Schedule A was $919,721.88. In addition, as of February 23, 1998, GS&Co. owned beneficially, and GS Group may be deemed to own beneficially, 9,256 Paired Shares held in the ordinary course of its business and received as a result of the conversion of shares of ITT acquired prior to the Merger into Paired Shares pursuant to the Merger. GS&Co. and GS Group each disclaims beneficial ownership of Paired Shares
(i) beneficially owned by the Reporting Persons other than GS&Co. and GS Group or by the Other Limited Partnerships to the extent of the equity interests in such Reporting Persons or such Other Limited Partnerships held by persons other than GS&Co, GS Group or their affiliates and (ii) held in Managed Accounts. In addition, each of the Reporting Persons disclaims beneficial ownership of Paired Shares to the extent that the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units may be exchanged for cash rather than Paired Shares at the option of Starwood as described in Item 6.

         None of the persons listed on Schedules I, II-A or II-B to Schedule 13D has contributed any funds or other consideration towards the purchase of the securities of Starwood

CUSIP No. 855905 20 4                                        PAGE 11 OF 18 PAGES


reported in this amendment, except insofar as they may be general or limited partners of certain of the Reporting Persons or the Other Limited Partnerships and have made capital contributions to such Reporting Persons or such Other Limited Partnerships, as the case may be.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended as follows:

   (a) The information set forth below in this amendment to Item 5 is presented on the same basis used in Item 5 to the Schedule 13D, except that the percentage of Paired Shares held by each Reporting Person presented below is presented on the basis (the "Percentage Basis") of the number of Paired Shares reported to be outstanding as of February 23, 1998 (as reported in Starwood's definitive Schedule 14A, filed January 15, 1998, as adjusted to give effect to the issuance of additional Paired Shares in connection with the Merger (as defined below)).

         As of February 23, 1998, WHWE beneficially owned, and Whitehall and WH Advisors, L.P. may be deemed to beneficially own, 2,320,215 Paired Shares, representing approximately 1.2% of the outstanding Paired Shares (presented on the Percentage Basis).

         As of February 23, 1998, GS Capital Partners beneficially owned, and GS Advisors, L.P. may be deemed to beneficially own, 1,862,226 Paired Shares, representing less than 1.0% of the outstanding Paired Shares (presented on the Percentage Basis).

         As of February 23, 1998, GS&Co. and GS Group may be deemed to beneficially own (i) the 4,182,441 Paired Shares that may be deemed to be beneficially owned by the Reporting Persons as described above, (ii) 200,455 Paired Shares that may be deemed to be beneficially owned

CUSIP No. 855905 20 4                                        PAGE 12 OF 18 PAGES


by the Other Limited Partnerships, (iii) 560,616 Paired Shares held in Managed Accounts and (iv) 9,256 Paired Shares held in the ordinary course of business of GS&Co. and received as a result of the conversion of shares of ITT acquired in ordinary course trading activities prior to the Merger into Paired Shares pursuant to the Merger, representing in the aggregate approximately 2.6% of the Paired Shares (presented on the Percentage Basis).

         GS& Co. and GS Group each disclaims beneficial ownership of Paired Shares (i) beneficially owned by the Reporting Persons other than GS&Co. and GS Group or by the Other Limited Partnerships to the extent of the equity interests in such Reporting Persons or such Other Limited Partnerships held by persons other than GS&Co, GS Group or their affiliates and (ii) held in Managed Accounts. In addition, each of the Reporting Persons disclaims beneficial ownership of Paired Shares to the extent that the Class A EPS, Class B EPS, Realty Partnership Units and Operating Partnership Units may be exchanged for cash rather than Paired Shares at the option of Starwood as described in Item 6 to Schedule 13D.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the persons listed in Schedule I, Schedule II-A and Schedule II-B to Schedule 13D, beneficially owns any Paired Shares other than as set forth herein.

   (b) Each Reporting Person shares the power to vote or direct the vote and dispose or direct the disposition of the Paired Shares beneficially owned by such Reporting Persons as indicated in pages 2 through 8 above.

   (c) Except as set forth on Schedule A and in connection with the Transaction, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on

CUSIP No. 855905 20 4                                        PAGE 13 OF 18 PAGES


Schedule I, Schedule II-A or Schedule II-B to Schedule 13D, has been party to any transaction in the Paired Shares during the period from January 2, 1998, the date of the filing of the Schedule 13D, through February 23, 1998. Schedule A sets forth the transactions in the Paired Shares and certain options which have been effected by GS&Co. during the period from January 3, 1998 through February 23, 1998 all of which were effected in the ordinary course of business of GS&Co.

   (d)   No change.

   (e) On February 23, 1998, pursuant to the Agreement and Plan of Merger, dated as of October 19, 1997, among Starwood Corporation, Chess Acquisition Corp., a Nevada corporation and a controlled subsidiary of Starwood Corporation ("Chess"), Starwood Trust and ITT Corporation, a Nevada corporation ("ITT"), Chess merged with and into ITT (the "Merger") and the former stockholders of ITT received cash and an aggregate of 126,716,121 Paired Shares. As a result of the issuance of the Paired Shares in connection with the Merger, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Paired Shares.

CUSIP No. 855905 20 4                                        PAGE 14 OF 18 PAGES


                                    SIGNATURE


         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true complete and correct.

Dated:  March 5, 1998

                                 WHWE L.L.C.

                                 By:    Whitehall Street Real Estate
                                        Limited Partnership V,
                                        Member and Manager

                                 By:    WH Advisors, L.P. V,
                                        its general partner

                                 By:    WH Advisors, Inc. V,
                                        its general partner


                                 By:     /s/ Stuart Rothenberg
                                        ----------------------------------
                                        Name:  Stuart Rothenberg
                                        Title: Vice President



                                 WHITEHALL STREET REAL ESTATE
                                 LIMITED PARTNERSHIP V

                                 By:    WH Advisors, L.P. V,
                                        its general partner

                                 By:    WH Advisors, Inc. V,
                                        its general partner


                                 By:     /s/ Stuart Rothenberg
                                        ----------------------------------
                                        Name:  Stuart Rothenberg
                                        Title: Vice President

CUSIP No. 855905 20 4                                        PAGE 15 OF 18 PAGES




                                 WH ADVISORS, L.P. V,

                                 By:    WH Advisors, Inc. V,
                                        its general partner


                                 By:    /s/ Stuart Rothenberg
                                        ----------------------------------
                                        Name:  Stuart Rothenberg
                                        Title: Vice President



                                  GS CAPITAL PARTNERS, L.P.

                                  By:    GS Advisors, L.P.,
                                         its general partner

                                  By:    GS Advisors, Inc.,
                                         its general partner


                                  By:   /s/ Richard A. Friedman
                                        ----------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President



                                 GS ADVISORS,  L.P.

                                 By:    GS Advisors, Inc.,
                                        its general partner


                                 By:    /s/ Richard A. Friedman
                                        ----------------------------------
                                        Name:  Richard A. Friedman
                                        Title: President

CUSIP No. 855905 20 4                                        PAGE 16 OF 18 PAGES


                                 THE GOLDMAN SACHS GROUP, L.P.

                                 By:      The Goldman Sachs Corporation,
                                          its general partner


                                 By:    /s/ Richard A. Friedman
                                        ----------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Executive Vice President



                                 GOLDMAN, SACHS & CO.


                                 By:    /s/ Richard A. Friedman
                                        ----------------------------------
                                        Name:  Richard A. Friedman
                                        Title: Managing Director

CUSIP No. 855905 20 4                                        PAGE 17 OF 18 PAGES




                                   SCHEDULE A
                         Starwood Hotels & Resorts Trust


 CUSIP NO.   Purchases  Sales        Price      Trade Date    Settlement Date
 ---------   ---------  -----        -----      ----------    ---------------
855905-20-4    5,000                55 1/16      28-Jan-98       2-Feb-98
855905-20-4                5,000      55         28-Jan-98       2-Feb-98
855905-20-4                  250     53 1/8      29-Jan-98       3-Feb-98
855905-20-4    2,000                 53 2/4      29-Jan-98       3-Feb-98
855905-20-4    1,800                 54 7/8      16-Jan-98      22-Jan-98
855905-20-4    1,000                 54 7/8      16-Jan-98      22-Jan-98
855905-20-4                2,500     52 1/8      10-Feb-98      13-Feb-98
855905-20-4                5,000     52 5/8      10-Feb-98      13-Feb-98
855905-20-4                5,000      52         10-Feb-98      13-Feb-98
855905-20-4                7,500     52 2/4      10-Feb-98      13-Feb-98
855905-20-4               20,000    53.805       11-Feb-98      17-Feb-98
855905-20-4                5,000      54         12-Feb-98      18-Feb-98
855905-20-4               12,500     54.15       13-Feb-98      19-Feb-98
855905-20-4                7,500    54.333       13-Feb-98      19-Feb-98
855905-20-4               10,000    54.656       17-Feb-98      20-Feb-98
855905-20-4                5,000     54 5/8      18-Feb-98      23-Feb-98
855905-20-4              200,000    53.136       19-Feb-98      24-Feb-98
855905-20-4               46,000    53.056       19-Feb-98      24-Feb-98
855905-20-4               49,000      53         20-Feb-98      25-Feb-98
855905-20-4                  700    53 9/16      23-Jan-98      28-Jan-98
855905-20-4                1,300    57 3/16       7-Jan-98      12-Jan-98
855905-20-4      100                 57 3/4       5-Jan-98       8-Jan-98
855905-20-4                  860     57 1/4       6-Jan-98       9-Jan-98
855905-20-4    1,400                52 7/16      10-Feb-98      13-Feb-98
855905-20-4                  200     52 1/8      30-Jan-98       4-Feb-98
855905-20-4      400               53 15/16      22-Jan-98      27-Jan-98
855905-20-4      500                  52          3-Feb-98       6-Feb-98
855905-20-4                3,500   51 15/16      30-Jan-98       4-Feb-98
855905-20-4      600                  52          9-Feb-98      12-Feb-98
855905-20-4      600                 53 3/4      15-Jan-98      21-Jan-98
855905-20-4                5,000   53 13/16      19-Feb-98      24-Feb-98
855905-20-4    1,250                 52 7/16      30-Jan-98     4-Feb-98

CUSIP No. 855905 20 4                                       PAGE 18 OF 18 PAGES



 CUSIP NO.   Purchases   Sales        Price      Trade Date    Settlement Date
 ---------   ---------   -----        -----      ----------    ---------------

855905-20-4              2,000        54 1/8      15-Jan-98    21-Jan-98
855905-20-4    2,000                  57 3/4       5-Jan-98     8-Jan-98
855905-9A-K                 80        0 1/4       13-Jan-98    14-Jan-98
855905-9A-K       80                  0 5/8       13-Jan-98    14-Jan-98
855905-9B-J       20                  2 7/8        2-Feb-98     3-Feb-98
855905-9B-J                 20          2         20-Feb-98    23-Feb-98
855905-9B-K       20                  0 5/8        2-Feb-98     3-Feb-98
855905-9N-J       20                  0 1/4       20-Feb-98    23-Feb-98
855905-9N-J                 20        0 1/16      20-Feb-98    23-Feb-98
855905-9N-J                 20        1 3/8       12-Jan-98    13-Jan-98
855905-9N-J                100        0 7/8        2-Feb-98     3-Feb-98
855905-9O-J                 20        1 3/8        5-Feb-98     6-Feb-98
855905-9O-J                 10          2          2-Feb-98     3-Feb-98
855905-9O-J                 90        1 3/4        2-Feb-98     3-Feb-98